May 2, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 16, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Zeo Strategic Income Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 213 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 5, 2011, you provided oral comments with respect to the Fund.  The Registrant has filed a delaying amendment to delay the effective date of the Fund's registration statement to May 9, 2011, to allow for resolution of comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS - SUMMARY

1.

Comment.  Please remove "consistent with capital preservation" from the Fund's investment objective, unless the Registrant can provide detailed additional disclosures describing the means of by which the Fund (which invests primarily in junk bonds) will preserve capital.  This disclosure should address junk bond risk default risk.

Response.  The Registrant has removed "consistent with capital preservation" from the Fund's investment objective.

2.

Comment.  Following the introduction of duration as a measure of interest rate risk, please provide an example of the meaning of duration.

Response.  The Registrant has added the following disclosure:  "For example, a security with a duration of 2 would be expected to decrease in price 2% for every 1% rise in interest rates."

3.

Comment.  Under the section entitled Principal Investment Strategies, please amend the disclosure stating that the Fund limits swap counterparty exposure to 25% per counterparty, to limit per counterparty exposure to all derivatives, not just swaps.

Response.  The Registrant has amended the disclosure as requested.

4.

Comment.  Under the section entitled Principal Investment Strategies, please remove references to rigorous when describing the adviser's credit analysis as this description is not objectively verifiable.

Response.  The Registrant has removed rigorous as requested.

5.

Comment.  Please amend the Principal Investment Strategy disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant has amended its current description of derivatives to make clear that the adviser uses interest rate derivatives to increase or decrease the Fund's exposure to interest rate risk, when the adviser believes interest rates will decline or increase, respectively.  Additionally, the Registrant has amended risk disclosures to provide more strategy-specific description of derivative risks.

6.

Comment.  Under the section entitled Principal Investment Risks, please add the following to High Yield Bond Risk:  "These securities are considered speculative" or substantially similar language.

Response.  The Registrant has amended the risk disclosure as requested.

7.

Comment.  Under the sub-section entitled Is the Fund right for you?, please amend to reference junk bond or delete this sub-section.

Response.  The Registrant has deleted this sub-section.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771